UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

TuSimple Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90089L108

(CUSIP Number)

XIAODI HOU

15310 Park Row

Houston, Texas 77084

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90089L108

1	NAME OF REPORTING PERSON

White Marble International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SAMOA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4% (or 26.7% of the aggregate voting power)
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 90089L108

1	NAME OF REPORTING PERSON

White Marble LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		22,567,321
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

22,567,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,567,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% (or 29.1% of the aggregate voting power)
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 90089L108

1	NAME OF REPORTING PERSON

Xiaodi Hou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,874,993
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		22,567,321
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,874,993
	10	SHARED DISPOSITIVE POWER

22,567,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,442,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5% (or 29.7% of the aggregate voting power)
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 90089L108

Explanatory Note:

The undersigned make this filing to dispute and in response to public disclosures by Mo Chen and the Issuer (as defined below) concerning approximately 29.7% of the Issuer’s total voting power beneficially owned by the Reporting Persons (as defined below). White Marble International (as defined below), White Marble (as defined below) (together, “WM”) and Mo Chen entered into a two-year Proxy Voting Arrangement on November 9, 2022 (the “Disputed Proxy Voting Arrangement”), that authorized Mo Chen to control how WM’s shares were voted. The Reporting Persons maintain the Disputed Proxy Voting Arrangement expired on November 9, 2024; however, on November 13, 2024, Mo Chen filed an amendment to his Schedule 13D in which he contradicted his prior disclosure that the Disputed Proxy Voting Arrangement had a two-year term, and for the first time took the position that WM and Mo Chen had entered into the Disputed Proxy Voting Arrangement without a fixed term. Additionally, the Issuer’s recent proxy solicitation materials issued in connection with the Issuer’s upcoming annual meeting of stockholders scheduled to be held on December 20, 2024 (the “AGM”) suggest that Mo Chen continues to control how WM’s 29.7% voting stake is voted, even after expiration of the Disputed Proxy Voting Arrangement on November 9, 2024. At the AGM, stockholders will be voting on, among other things, a proposal by the Issuer to enact certain governance changes that will have the effect of entrenching the Issuer’s current Board of Directors (the “Board”), including implementation of a staggered Board and elimination of the right of stockholders to remove directors without cause (the “Entrenchment Proposal”).

WM is challenging Mo Chen’s assertion of voting control over the shares owned by the Reporting Persons in a lawsuit (the “Delaware Action”) filed by WM in the Delaware Court of Chancery (the “Chancery Court”). The Chancery Court in the Delaware Action has granted WM’s application for expedited resolution of the voting rights dispute, and it has implemented a status quo order to preserve the Issuer’s corporate assets and limit certain governance changes during the pendency of the lawsuit. WM’s lawsuit is not scheduled to be resolved before the AGM. Accordingly, the Reporting Persons believe that it is important for the preservation of the Issuer’s assets and the protection of stockholder rights that minority stockholders vote against the Issuer’s proposals at the AGM, especially the Entrenchment Proposal. Leading independent proxy advisory firms ISS and Glass Lewis, whose recommendations guide institutional investors holding trillions of assets, strongly oppose the Entrenchment Proposal, concluding that it fundamentally conflicts with stockholder interests, particularly given the current circumstances requiring enhanced Board accountability. Both firms have recommended a WITHHOLD vote for all independent directors except the Issuer’s CFIUS director, Albert Schultz. ISS has taken the further step of opposing nearly the entire Board slate, including Cheng Lu, Mo Chen, Jianan Hao, James Lu and Zhen Tao.

After the Delaware Action is decided, and assuming the Reporting Persons’ voting control of its 29.7% voting stake is confirmed, the Reporting Persons intend to conduct a consent solicitation process to remove directors serving on the Board. Upon soliciting enough stockholder support to exceed the 50% threshold—i.e., with the support of approximately 20.3% more voting power—the Reporting Persons intend to submit stockholder written consents removing the current Board members, except for Mr. Schultz, in furtherance of replacing them with truly independent directors. The Reporting Persons then intend to propose that the new, independent Board evaluate and conduct a liquidation and dissolution of the Issuer as the most effective way to maximize stockholder returns on their investments in the Issuer given its current condition.

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CUSIP No. 90089L108

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), of TuSimple Holdings Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9191 Towne Centre Drive, Suite 150, San Diego, California 92122.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	White Marble International Limited, a Samoa company (“White Marble International”);
(ii)	White Marble LLC, a Delaware limited liability company (“White Marble”); and
(iii)	Xiaodi Hou.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of White Marble International is Sertus Chambers, P.O. Box 603, Apia, Samoa. The address of the principal office of White Marble is 12645 Memorial Dr., Suite F1 #528, Houston, Texas 77024. The address of Dr. Hou is 15310 Park Row, Houston, Texas 77084.

(c)       The principal business of each of White Marble International and White Marble is investing in securities. White Marble also serves as the sole shareholder of White Marble International. Dr. Hou serves as the sole director of White Marble International, manager of White Marble and trustee of certain trusts (the “Trusts”).

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       White Marble International is organized under the laws of Samoa. White Marble is organized under the laws of the State of Delaware. Dr. Hou is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Class A Shares beneficially owned by the Reporting Persons were acquired as founder’s shares and/or granted by the Issuer in connection with Dr. Hou’s service as a director and executive officer of the Issuer.

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CUSIP No. 90089L108

Item 4.	Purpose of Transaction.

Dr. Hou is the co-founder and a former executive officer and director of the Issuer.

The Reporting Persons maintain that as of November 9, 2024, Mo Chen’s control of the Reporting Persons’ voting power through WM, as well as any of their transferees or assignees, is invalid due to the expiration of the two-year Disputed Proxy Voting Arrangement, signed on November 9, 2022. According to Mo Chen’s own Schedule 13D filed on November 15, 2022, “[t]he Proxy Voting Arrangement will remain in full force and effect until the earlier to occur of (i) the two year anniversary of the date of the Irrevocable Proxy [dated as of November 9, 2022] and (ii) mutual agreement in writing to terminate the Irrevocable Proxy and the Voting Agreement.”

On November 11, 2024, Dr. Hou filed for a Temporary Restraining Order (the “California TRO”) in the Southern District of California (Case No. 3-23-cv-02333-BEN-MSB) seeking to restrict transfers of the Issuer’s financial assets from the U.S. to China beyond normal business operations, including a planned $150 million transfer. A copy of the California TRO is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 12, 2024, WM submitted a books and records demand pursuant to Section 220 of the Delaware General Corporation Law (the “Books and Records Demand”) to the Issuer seeking to, among other things, investigate certain corporate wrongdoing that WM has a strong credible basis to believe has occurred and is ongoing, including:

1.	The furtive and self-interested transformation of the Issuer by Mo Chen and other Board members from an autonomous trucking business in the U.S. to an Artificial Intelligence Generated Content (“AIGC”) business in China focused on producing AI gaming and animation content;
2.	The improper and wasteful depletion of the Issuer’s assets by transferring them from the Issuer’s U.S. autonomous trucking operations to Chinese entities in AIGC industries in which Mo Chen and other Board members and Issuer officers have (admittedly) personal interests;
3.	The concerted efforts by Mo Chen and other Board members to withhold material information about the abrupt transformation of the Issuer from an autonomous trucking business in the U.S. to an AIGC business in China and the illicit transfer of Issuer assets to those AIGC businesses, including by delisting the Issuer’s publicly traded stock from the Nasdaq and deregistering from the SEC in a process known as “going dark” that enables the Issuer to evade public disclosure requirements;
4.	The false and materially misleading statements by Mo Chen, other members of the Board, and certain of the Issuer’s officers about their personal interests in Chinese AIGC companies and the pervasive conflicts of interest that creates with respect to the Issuer’s transformation into an AIGC business and the transfer of its assets to Chinese AIGC companies in which various Issuer fiduciaries have a personal interest; and
5.	The scheme by Mo Chen and other members of the Board to deprive the Issuer’s stockholders of their corporate franchise rights by entrenching a conflicted Board and structuring the Issuer’s transfer of assets to Chinese entities in AIGC industries to avoid triggering a stockholder vote on the sale, lease, or exchange of all or substantially all of the Issuer’s assets.

A copy of the Books and Records Demand is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On November 12, 2024, the AGM materials were distributed, portraying Mo Chen as still controlling 57% of the Issuer’s voting power based on Mo Chen’s claim that he still controls the shares beneficially owned by the Reporting Persons pursuant to the Disputed Proxy Voting Arrangement.

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CUSIP No. 90089L108

The Reporting Persons maintain that since November 9, 2024, Mo Chen’s control of the Reporting Persons’ voting power through WM, as well as any of their transferees or assignees, terminated due to the expiration of the Disputed Proxy Voting Arrangement. However, on November 13, 2024, Mo Chen amended his Schedule 13D filed with the SEC taking the opposite position that just the Irrevocable Proxy (as defined in Mo Chen’s Schedule 13D, as amended) expired on November 9, 2024, and the Voting Agreement (as defined in Mo Chen’s Schedule 13D, as amended) is a separate arrangement that continues indefinitely.

In response, on November 22, 2024, WM filed the Delaware Action (Case No. 2024-1208-PAF) seeking declaratory judgment that, among other things, the Disputed Proxy Voting Arrangement expired on November 9, 2024, and that since then, Dr. Hou, as beneficial owner of WM, controls how to vote approximately 29.7% of the Issuer’s total voting power. On December 2, 2024, the Chancery Court granted WM’s request for expedited proceedings of the Delaware Action. In lieu of pursuing a Temporary Restraining Order, WM agreed to negotiate with the Issuer on the form and substance of a Status Quo Order in the Delaware Action. In the negotiation process, Dr. Hou fought to secure various protections for minority stockholders, including restricting major transactions, imposing a monthly limit on the amount of assets that the Issuer could transfer to China, and preventing the Issuer from modifying its governing documents. The parties were unable to agree on all terms of a Status Quo Order and submitted competing Status Quo Orders on December 9, 2024. On December 13, 2024, the Chancery Court entered a Status Quo Order (the “Delaware SQO”) restricting the Issuer from taking, and Mo Chen from causing the Issuer to take, certain non-ordinary course actions during the pendency of the Delaware Action. The protections that Dr. Hou was able to secure in the Delaware SQO include that the Issuer must give WM at least 10 business days’ advance written notice before:

1.	Transferring cash, cash equivalents, or short-term investments exceeding US$15M per month to the Issuer’s mainland China operations through the first quarter of 2025;
2.	Approving, consenting to, or consummating any merger or acquisition of the Issuer or Issuer subsidiaries (including by way of sale of assets) with value greater than 10% of the Issuer’s assets, as reflected on the Issuer’s most recent balance sheet prior to the entry of the Delaware SQO;
3.	Amending, modifying, or repealing any provision of the Issuer’s Articles of Incorporation or Bylaws that affect stockholder voting rights (except as explicitly contemplated in the Delaware SQO); and
4.	Taking any other corporate action requiring a stockholder vote—including any sale, lease, or exchange of all or substantially all of the Issuer’s property and assets.

Each of the Delaware Action and Delaware SQO are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.

On November 25, 2024, Dr. Hou sent a letter to the Board, which was issued publicly on November 26, 2024 (the “November Letter”), demanding the immediate liquidation of the Issuer.

In the November Letter, Dr. Hou noted that the Issuer’s recent corporate actions raise significant concerns for U.S. stockholders and that the Issuer’s $150 million capital movement to Chinese subsidiaries coincides with reduced U.S. market visibility and SEC reporting. Dr. Hou also highlighted that since Mo Chen and Cheng Lu assumed leadership of the Issuer, the Issuer’s share price has plummeted by over 91%.

Given the foregoing, Dr. Hou informed stockholders that he commenced the California TRO and the Delaware Action in an effort to protect stockholders’ investment in the Issuer. Dr. Hou also disclosed his intention to withhold support on all proposals at the AGM. Dr. Hou called on the Board to act in the best interests of stockholders and immediately liquidate the Issuer with 100% of proceeds distributed to stockholders on a pure pro-rata basis, regardless of share class. A copy of the November Letter is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

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CUSIP No. 90089L108

Once his voting rights are restored, Dr. Hou intends to (i) initiate a consent solicitation to remove the current Board members, except Mr. Schultz, and ultimately seek to replace them with truly independent directors committed to proper corporate governance and stockholder value protection, and (ii) propose execution of an orderly liquidation with proceeds distributed pro-rata to all stockholders regardless of share class.

On December 16, 2024, Dr. Hou issued a press release and letter to the Issuer’s stockholders (the “December Letter”) disclosing that the Reporting Persons have voted AGAINST the Entrenchment Proposal and the re-election of all directors other than Mr. Schultz at the AGM. The December Letter also noted that ISS and Glass Lewis both recommended stockholders vote AGAINST the Entrenchment Proposal, highlighting that it is not in stockholders’ best interests. The December Letter further outlines the Reporting Persons’ intention to run a consent solicitation to remove all directors on the Board, except for Mr. Schultz, and ultimately seek to replace them with independent directors. Thereafter, the Reporting Persons would seek the liquidation and dissolution of the Issuer as they believe it is best solution for stockholders. A copy of the December Letter is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Dr. Hou has established a website at www.savetusimple.com where stockholders can access detailed information about his concerns and proposed solutions.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Class A Shares, selling some or all of their Class A Shares, engaging in short selling of or any hedging or similar transaction with respect to the Class A Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Class A Shares reported owned by each person named herein is based upon 208,618,399 Class A Shares outstanding as of October 28, 2024, which is the total number of Class A Shares outstanding as reported in the Schedule 13D/A filed by Mo Chen, the Chief Producer and a director of the Issuer, with the Securities and Exchange Commission on November 13, 2024, plus the 12,000,000 shares of the Issuer’s Class B Common Stock, $0.0001 par value per share (the “Class B Shares”), which are convertible at any time into the same number of Class A Shares, held by the Reporting Persons, as applicable.

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CUSIP No. 90089L108

As of the date hereof, White Marble International directly beneficially owned 12,000,000 Class A Shares (consisting of 12,000,000 Class B Shares convertible into the same number of Class A Shares), constituting approximately 5.4% of the Class A Shares outstanding.

As of the date hereof, White Marble directly beneficially owned 10,567,321 Class A Shares, constituting approximately 5.1% of the Class A Shares outstanding.

As of the date hereof, 2,799,993 Class A Shares were held in the Trusts, constituting approximately 1.3% of the Class A Shares outstanding.

As of the date hereof, Dr. Hou directly beneficially owned 75,000 Class A Shares, constituting less than 1% of the Class A Shares outstanding.

White Marble, as the sole shareholder of White Marble International, may be deemed to beneficially own the 12,000,000 Class A Shares beneficially owned by White Marble International, which, together with the Class A Shares it directly beneficially owns, constitutes an aggregate of 22,567,321 Class A Shares, constituting approximately 10.2% of the Class A Shares outstanding.

Dr. Hou, as the sole director of White Marble International, manager of White Marble and trustee of the Trusts, may be deemed to beneficially own the 25,367,314 Class A Shares beneficially owned by White Marble International, White Marble and held in the Trusts, which, together with the Class A Shares he directly beneficially owns, constitutes an aggregate of 25,442,314 Class A Shares, constituting approximately 11.5% of the Class A Shares outstanding.

The holders of Class A Shares and Class B Shares generally vote together as a single class on all matters submitted to a vote or for the consent of the stockholders of the Issuer, with Class A Shares having the right to one vote per share and Class B Shares having the right to ten votes per share. Based off of 24,000,000 Class B Shares authorized and outstanding and the number of Class A Shares outstanding as disclosed above, the Reporting Persons collectively have 29.7% of the total voting power of the Issuer.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of White Marble International, White Marble and Dr. Hou may be deemed to share the power to vote and dispose of the Class A Shares beneficially owned by White Marble International.

Each of White Marble and Dr. Hou may be deemed to share the power to vote and dispose of the Class A Shares beneficially owned by White Marble.

Dr. Hou has sole power to vote and dispose of the Class A Shares directly beneficially owned by him and held in the Trusts.

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CUSIP No. 90089L108

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

The disclosure set forth in the Explanatory Note and Item 4 above regarding the Disputed Proxy Voting Arrangement, including the Delaware Action commenced by WM in connection therewith, is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	California TRO.
99.2	Books and Records Demand.
99.3	Delaware Action.
99.4	Delaware SQO.

99.5       November Letter.

99.6       December Letter.

99.7	Joint Filing Agreement, dated December 16, 2024.

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CUSIP No. 90089L108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2024

White Marble LLC

By:	/s/ Xiaodi Hou
	Name:	Xiaodi Hou
	Title:	Manager

White Marble International Limited

By:	/s/ Xiaodi Hou
	Name:	Xiaodi Hou
	Title:	Director

/s/ Xiaodi Hou
Xiaodi Hou

12